(The following is an unofficial English translation of the Notice Regarding Resolutions Adopted at the 67th Ordinary General Meeting of Shareholders of Advantest Corporation (the “Company”). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

(Stock Code Number: 6857, TSE first section)
June 25, 2009

To Our Shareholders

Haruo Matsuno Representative Director President and CEO ADVANTEST CORPORATION 32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo

NOTICE REGARDING RESOLUTIONS ADOPTED AT
THE 67th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the following matters were presented and resolved at the 67th ordinary general meeting of shareholders of ADVANTEST CORPORATION (the “Company”) that took place today.

Matters reported:

Item No.1:	Matters concerning the business report, consolidated financial statements and financial statements for the 67th Fiscal Year (from April 1, 2008 to March 31, 2009)

Item No.2:	Matters concerning the results of audit of the Company’s consolidated financial statements by an independent auditor and the Board of Corporate Auditors

Presentations on the above Items No.1 and No.2 were given to the shareholders.

Matters resolved:

Agenda Item No. 1:	Partial amendment of the Articles of Incorporation

The shareholders resolved to approve the agenda as originally proposed.  Details of the amendment are set forth in the pages to follow.

Agenda Item No. 2:	Election of nine directors

The shareholders resolved to approve, as originally proposed, the re-election of Toshio Maruyama, Naoyuki Akikusa, Yasushige Hagio, Takashi Tokuno, Hiroshi Tsukahara, Yuichi Kurita and Hiroyasu Sawai and the election of Haruo Matsuno and Shinichiro Kuroe, each of whom has since assumed office.
Naoyuki Akikusa and Yasushige Hagio are outside directors.

<For your reference>

Details of the amendments to the Articles of Incorporation are as follows:

(Changes (including deletions) are underlined.)

Before Amendment	After Amendment

Article 6.       (Issuance of Share Certificates and Their Denominations)
1.         The Company shall issue share certificates representing its shares.
2.         The denominations of the share certificates issued by the Company shall be determined in accordance with the Share Handling Regulations to be prescribed by the Board of Directors.
(Deleted)

Article 7. (Number of Shares Constituting One Unit of Shares and Non-issuance of Share Certificates Constituting Less Than One Unit of Shares)	Article 6. (Number of Shares Constituting One Unit of Shares)
1. The number of shares of the Company constituting one unit of shares shall be one hundred (100) shares.	1. (Present provisions maintained)
2.         Notwithstanding the provisions of the preceding article, the Company shall not issue any share certificates constituting less than one unit of shares, unless the Share Handling Regulations provide otherwise.
(Deleted)

Article 8. (Rights Concerning Shares Constituting Less Than One Unit of Shares)	Article 7. (Rights Concerning Shares Constituting Less Than One Unit of Shares)
Shareholders (including beneficial shareholders, hereinafter the same) of the Company may not exercise his/her rights relating to the shares constituting less than one unit of shares that such shareholder holds other than those rights listed below or specified in these Articles of Incorporation:

Shareholders of the Company may not exercise his/her rights relating to the shares constituting less than one unit of shares that such shareholder holds other than those rights listed below or specified in these Articles of Incorporation:

(1) Each of the rights provided in Article 189, Paragraph 2 of the Company Law;	(1) Each of the rights provided in Article 189, Paragraph 2 of the Company Law;
(2) The right to make a request pursuant to the provisions of Article 166, Paragraph 1 of the Company Law; and	(2) The right to make a request pursuant to the provisions of Article 166, Paragraph 1 of the Company Law; and
(3) The right to receive an allocation of offered shares and offered stock acquisition rights pursuant to the number of shares held by the shareholder.	(3) The right to receive an allocation of offered shares and offered stock acquisition rights pursuant to the number of shares held by the shareholder.

Article 9. (Additional Purchases of Shares Constituting Less Than One Unit of Shares)	Article 8. (Additional Purchases of Shares Constituting Less Than One Unit of Shares)
and	and
Article 10. (Share Handling Regulations)	Article 9. (Share Handling Regulations)
(Omitted)	(Present provisions maintained)

Before Amendment	After Amendment
Article 11. (Share Registration Agent)	Article 10. (Share Registration Agent)
1. The Company shall have a share registration agent.	1. (Present provisions maintained)
2. Share registration agent and the location of its handling office shall be determined by resolution of the Board of Directors and the public notice thereof shall be given.	2. (Present provisions maintained)
3.         Preparation of, and maintenance and other business concerning, the shareholders’ register (including beneficial shareholders’ register, hereinafter the same), the register for stock acquisition rights and the register for lost share certificates shall be commissioned to the share registration agent and shall not be handled by the Company.
3. Preparation of, and maintenance and other business concerning, the shareholders’ register and the register for stock acquisition rights shall be commissioned to the share registration agent and shall not be handled by the Company.

Article 12. (Record Date)	Article 11. (Record Date)
1.         The Company shall deem the shareholders registered on the last shareholders’ register as of March 31 of each year in writing or digitally as those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders concerning the relevant fiscal year.
1. The record date for the voting rights at the ordinary general meeting of shareholders of the Company shall be March 31 of each year.

2.         In addition to the case provided for in the preceding paragraph, whenever necessary, in accordance with a resolution of the Board of Directors and upon giving prior public notice, the Company may deem the shareholders or the registered pledgees of shares registered on the last shareholders’ register as of a certain date in writing or digitally as those shareholders or the registered pledgees of shares who are entitled to exercise their rights.

2.         In addition to the case provided for in the preceding paragraph, whenever necessary, in accordance with a resolution of the Board of Directors and upon giving prior public notice, the Company may set a record date as necessary.

From	From
Article 13. (Convocation of General Meeting of Shareholders)	Article 12. (Convocation of General Meeting of Shareholders)
to	to
Article 44. (Expiration for Dividend Payment)	Article 43. (Expiration for Dividend Payment)
(Omitted)	(Present provisions maintained)

(Newly introduced)
(Supplementary Provisions)
1.         Preparation of, and maintenance and other business concerning, the register for lost share certificates shall be commissioned to the share registration agent and shall not be handled by the Company.
2.         The preceding article and this article will continue to be in effect until and including January 5, 2010 and will be deleted on January 6, 2010.

The following has been decided by resolution at the special meeting of the board of directors and at the meeting of the board of corporate auditors held subsequent to the shareholders’ meeting:

[Board of Directors and Corporate Auditors]

Toshio Maruyama, Chairman of the Board and Representative Director (promoted)

Haruo Matsuno, Representative Director (newly elected)

Naoyuki Akikusa, Director

Yasushige Hagio, Director

Takashi Tokuno, Director

Hiroshi Tsukahara, Director

Yuichi Kurita, Director

Hiroyasu Sawai, Director

Shinichiro Kuroe, Director (newly elected)

Hitoshi Owada, Standing Corporate Auditor

Yuri Morita, Standing Corporate Auditor

Megumi Yamamuro, Corporate Auditor

Jiro Haneda, Corporate Auditor

[Executive Officers]

Haruo Matsuno, President and CEO (promoted)

Takashi Tokuno, Senior Executive Officer

Hiroshi Tsukahara, Managing Executive Officer

Yuichi Kurita, Managing Executive Officer

Hiroyasu Sawai, Managing Executive Officer

Shinichiro Kuroe, Managing Executive Officer (promoted)

Yoshiro Yagi, Managing Executive Officer

Hiroshi Nakamura, Managing Executive Officer (promoted)

Yoshiaki Yoshida, Managing Executive Officer (promoted)

Masao Shimizu, Executive Officer

Hideaki Imada, Executive Officer

Yasuhiro Kawata, Executive Officer

Takashi Sugiura, Executive Officer

Takashi Sekino, Executive Officer

Sae Bum Myung, Executive Officer

Soichi Tsukakoshi, Executive Officer

Josef Schraetzenstaller, Executive Officer

R. Keith Lee, Executive Officer

▪	The payment of a year end dividend for the 67th Fiscal Year

The Company resolved at the meeting of its Board of Directors held on May 26, 2009 to distribute a year end dividend of 5 yen per share for the 67th Fiscal Year. For details, please refer to the documents sent to you on June 1, 2009.

▪	Voice streaming of this general meeting of shareholders (solely with respect to the matters reported) will be available on the Company’s website starting today.